

ezdia

Investor Presentation

eZdia Surpasses 100 Customers

Started 2012

40+ Employees*

Offices in U.S. and India

HQ in Fremont, California

amazon | Walmart | McKESSON | Alibaba.com | newegg | LOWE'S | Zappos.com | GNC LIVE WELL | Quill.com

* 11 full-time employees in U.S. and remaining are contractors.
* Company registered in 2008

The Problem

Optimizing eCommerce content pages is underutilized as a growth strategy because it is difficult and time consuming for marketers to implement and measure success.

Forbes

experienced expansion, in the midst of retail shrinking. By the end of 2020, global e-commerce sales are expected to reach $4.2 trillion, explained in a report by the e-commerce behemoth Shopify. But, creating a website and selling your products isn't that easy. The cash won't just flow in once you hit publish on that new Shopify site. The competition is getting steeper and online shopping behaviors are changing faster than ever before.

The Solution

An AI driven **eCommerce content conversion platform** which identifies, prioritizes, and optimizes product pages while continuously improving content
and monitoring performance.

eCommerce companies will be able to convert more shoppers by focusing on low performing product pages.


eZdia
eZ Analytics
Prioritize
Recommen
d
eZ Content
Optimize
eZ Monitor
Monitor

Vision

eZdia is revolutionizing the way brands and retailers use eCommerce content to convert shoppers into buyers.

eZdia will be the **easiest** and **most effective** platform that will enable businesses to use content as an **online growth strategy**.

How it works

Automatically manages eCommerce content for optimum traffic and conversion

Optimize

Create content for eCommerce pages by crowdsourcing and workflow management

Prioritize

Prioritizes scored Content pages based on marketing budget

Recommend

Recommended pages to optimize based on conversion goals


4
3
2
1
Conversion Content
8
7
6
5

Score

Provide score to Content pages based on content health, pricing, reviews, and analytics

Expand

Include other sales channels and/or eCommerce content for maximum ROI

Budget

Estimate budget for continued content optimization

Report

Trigger alerts and reports based on growth or decline

Monitor

Track performance against other content acquisition channels and competitor content

Roadmap to Achieve Vision



Build and Strengthen Platform Components
eZ Monitor
Recommend
eZ analytics
eZ Content
April 2021
Automate
eZ Monitor
Recommen d
eZ analytics
eZ Content
Sep 2021
Make Smarter
Learning Engine
eZ Monitor
AI
Recommen d
eZ analytics
eZ Content
6 MONTHS
9 MONTHS
12 MONTHS

Business Model

eZdia	eCommerce Site	MarketPlace	eCommerce + MarketPlace	
	DIY	DIY	Full Service	
	$499/mo	$999/mo	$3K to $15K /month	
eZ Analytics	Conversion Analytics	Marketplace Analytics	Conversion Optimizer	Performance Optimizer
eZ Content	On-Site Content	Marketplace Content	Auto Correction and Workflow	
eZ Monitor	Google Rank, Sales Tracking	MarketPlace Rank, Sales tracking	Multi Channel Matrix	
Channels	eCommerce Site	+ Marketplace	+ Multiple Marketplaces	Channel Optimizer
Content Optimization	$300 Credit	$600 Credit	Budget Optimizer	

Customer Acquisition Channels

Marketing

- Free Trials
- Marketing Campaigns

Direct

- B2B Direct Sales
- Referrals

Partnerships

- PIMs
- SEO Companies
- CX Companies
- MarketPlaces

$13 Billion+ TAM


Global 2019
Ecommerce Market
$4.3T
Ecommerce
Marketing Budget
$136B
eZdia Target
$13B

Source - $136B Statista
$13.6 B+ TAM is estimated based on 10% attribution towards overall marketing spent

Competitive Landscape


eCommerce Focused
channeladvisor
OneSpace
syndigo
eZdia
feedonomics
SALSIFY
content26
Stackline
Content Focused
Conversion focused
Contently
WORLD SYNC
textbroker
ClearVoice
Scripted
Industry Agnostic

The Team

100+ years of combined eCommerce experience



Deepak Goyal

Co Founder and CEO



Rahul Shah

Co Founder and CTO



Ken Burke

Board member and VP of Sales



Greg Harris

VP of Content Strategy

Use of Funds

eZdia is seeking a 3m raise (2.5m from Angel and VC investors and 500k from our WeFunder campaign (over 300k is currently invested).

Product ($1.5m)	Sales and Marketing ($1m)	Key Executive Hires ($500k)
Developers	MARKETING Budget	COO
Data Science Team	PRODUCT MARKETING	VP Data Science
Partners Integration Team	Enterprise Sales	

Be a part of our exciting journey !

Thank you!

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